DC
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06021783

January 13, 2006

Knute J. Salhus
Wilmer Cutler Pickering Hale & Dorr LLP
399 Park Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-13-2006

Re: Anheuser-Busch Companies, Inc.

Dear Mr. Salhus:

This is in regard to your letter dated January 11, 2006 concerning the shareholder proposal submitted by CHRISTUS Health, the Dominican Sisters of Grand Rapids, the Congregation of the Sisters of Charity of the Incarnate Word and the Missionary Oblates of Mary Immaculate for inclusion in Anheuser-Busch's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Anheuser-Busch therefore withdraws its December 1, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Donna M. Meyer, Ph.D.
System Director - Community Health
CHRISTUS Health
2600 North Loop West
Houston, TX 77092

Mary Brigid Clingman O.P.
Councilor of Mission Advocacy
Grand Rapids Dominicans
2025 E. Fulton Street
Grand Rapids, MI 49503-3895

cc: Sister Lillian Anne Healy, CCVI
Director of Corporate Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

WILMER CUTLER PICKERING
HALE AND DORR LLP

Knute J. Salhus
399 PARK AVENUE
NEW YORK, NY 10022
+1 212 230 8805
+1 212 230 8888 fax
knute.salhus@wilmerhale.com

December 1, 2005

By Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Anheuser-Busch Companies, Inc.—Shareholder Proposals Submitted by Christus Health, the Grand Rapids Dominicans, the Congregation of the Sisters of Charity of the Incarnate Word and the Missionary Oblates of Mary Immaculate

Ladies and Gentlemen:

On behalf of Anheuser-Busch Companies, Inc., a Delaware corporation (the "Company"), we are filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude certain identical stockholder proposals from the proxy materials for the Company's 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials"). This letter constitutes the Company's statement of the reasons why it believes this omission to be proper. As required by Rule 14a-8(j), enclosed are six copies of this letter and its attachments.

The Company received a stockholder proposal and statements in support thereof (the "Initial Proposal") from Christus Health (the "Initial Proponent") in a letter dated October 28, 2005. A copy of the Initial Proposal is attached hereto as Exhibit A. Subsequently, the Company also received identical proposals and statements in support thereof (the "Duplicate Proposals" and, together with the Initial Proposal, the "Proposals") from the Grand Rapids Dominicans in a letter dated October 31, 2005, from the Congregation of the Sisters of Charity of the Incarnate Word in a letter dated October 31, 2005, and from the Missionary Oblates of Mary Immaculate in a letter dated November 3, 2005 (such parties collectively being the "Duplicate Proponents" and, together with the Initial Proponent, the "Proponents"). Copies of the Duplicate Proposals are attached hereto as Exhibits B, C and D.

The Company believes that the Proposals may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7), as they relate to the ordinary business operations of the Company. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposals from its 2006 Proxy Materials for the reasons set forth below.

I. The Proposals

Although copies of the Proposals are attached, for ease of reference, the proposed resolution included within the Proposals reads as follows:

> Shareholders request that our board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify impacts of these pandemics on the company.

The supporting statements accompanying the Proposals, which cite statistics describing the effects of these disease pandemics on the populations and economies of regions as diverse as Africa, Asia and Russia, among others, make clear that the intent of the Proponents is that the assessment and report sought by the Proposals be global in scope.

II. The Proposals relate to the conduct of the Company's ordinary business operations within the meaning of Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a registrant to exclude a proposal that deals with matters relating to the conduct of the registrant's "ordinary business." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." SEC Release No. 34-12999 (Nov. 22, 1976). The Commission has further stated in its Release accompanying the 1998 amendments to Rule 14a-8 that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." See SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release outlined two central considerations undergirding this policy for exclusion, and, as described below, the Company believes that the Proposals implicate both considerations and therefore should be excludable pursuant to Rule 14a-8(i)(7).

First, the Commission stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and such proposals may therefore be excluded. Several examples of such activities were provided, including management of the company's workforce, production decisions and retention of suppliers. The Company believes that the Proposals relate to such activities.

The Company's principal product is beer. The Company is the leading brewer of beer in the United States. It also operates and markets its products outside the United States, operates breweries in the United Kingdom and China, administers license and contract brewing arrangements with various foreign brewers, and negotiates and manages equity investments in foreign brewing partners. Through license agreements and similar arrangements, Company beers are brewed and sold by foreign brewers based in Canada, Japan, Korea, Ireland, Italy, Mexico, Chile and other countries. The Proposals specify Africa, Asia and other emerging markets as geographic areas of concern, and in this respect it is worth noting that the Company has no employees in Africa.

In making its operational and investment decisions, the Company's management regularly considers a wide variety of business and economic risks that may affect the Company's operations and the viability of the potential investment, including the quality and size of a local workforce, the volume and growth potential of a local market that will consume the Company's perishable products, and the capacity and stability of local distributors and suppliers that are integral to the Company's international operations. In addition, the Company's operations and results both internationally and in the United States are directly affected by the prices at which the Company purchases on global agricultural commodities markets the raw materials that are required to produce its beers and the prices at which the Company purchases on local and global markets its packaging requirements, and as a result the Company is perpetually obliged to plan for a variety of contingencies affecting its sources of supply. The effects of HIV/AIDS, tuberculosis and malaria may bear directly on all of these considerations and therefore are already taken into account, with a host of other complex factors, by the Company's management in making operational, investment, production and purchasing decisions in the ordinary course of business of the Company. For example, as noted above, the Proposals focus on Africa, Asia and other emerging markets as geographic areas of concern. While the Company has no employees in Africa, it does have employees in other emerging markets such as China and provides health coverage to its employees in those markets. The Company's health coverage in all locations around the world includes coverage for treatment of HIV/AIDS.

The second consideration cited by the Commission was "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission elaborated on this consideration, saying that there would more likely be a basis for excluding proposals that would be unduly onerous or intrusive with respect to a company's ordinary business operations, including those proposals involving "intricate detail" or seeking "to impose specific time-frames or methods for implementing complex policies." The Company believes that actions requested by the Proposals would constitute such an undue intrusion upon the Company's ordinary business operations.

The nature and structure of the Company's business—involving dozens of brands (some of which are marketed internationally and others of which are produced primarily for local consumption in many different markets), perishable agricultural inputs and products, and operational relationships with myriad licensees, suppliers, distributors and other partners, including hundreds of small businesses, in dozens of countries around the world—are extremely complex. As a result, the Company is forced to review constantly its operations to manage a broad spectrum of risks, none of which can readily be isolated from other factors. Although the Proposals seem to be based on the premise that the economic effects of HIV/AIDS, tuberculosis and malaria on the Company's business can be meaningfully considered in isolation, the complexity of the Company's international operations makes such individual consideration inherently problematic, if not impossible. Consequently, stockholder review of these economic effects almost inevitably will involve stockholders in scrutinizing a variety of daily decisions made by the Company in managing its international operations. The Company's stockholders, being as a group less familiar with the other considerations that must bear on the Company's decision making than is the Company's management, are not in a position to be able either to place the risks highlighted by the Proposals in appropriate perspective or to make an informed decision about their effects on the Company. As such, the intrusiveness of the actions contemplated by the Proposals with respect to the day-to-day deliberative processes of the Company's management far outweighs any theoretical benefit that might be gained from stockholder oversight as to a single factor in Company decision making.

The Company's view of the Proposals is consistent with previous guidance provided by the Staff on similar proposals and in Staff Legal Bulletin No. 14C (June 28, 2005). For example, in American International Group, Inc. ("AIG"), SEC No-Action Letter (Feb. 19, 2004), the Staff agreed that there was some basis for AIG's view that a proposal substantially similar to the Proposal was excludable because the proposal focused on the registrant's evaluation of risks in overseas markets, which was a fundamental function of management. Similarly, in Texas Instruments, Inc. ("TI"), SEC No-Action Letter (Jan. 28, 2005), the Staff found that there was some basis for excluding a proposal identical to the Proposals as "relating to Texas Instruments' ordinary business operations (i.e., evaluation of risks)." The Staff has similarly permitted exclusion in cases involving analogous proposals relating to various subjects on the grounds that the proposals entailed an assessment by management of benefits and risks. See, e.g., The Dow Chemical Company, SEC No-Action Letter (Feb. 23, 2005) (allowing exclusion of proposal requiring report on environmental problems); Wachovia Corporation, SEC No-Action Letter (Jan. 28, 2005) (allowing exclusion of proposal requiring report on effects of global warming on the registrant's business); Xcel Energy, Inc., SEC No-Action Letter (April 1, 2003) (allowing exclusion of proposal requiring report assessing effects of registrant's emissions of pollutants). The Proposals seek an evaluation of risks by the Company that is analogous (in the case of AIG, substantially similar, and, in the case of TI, identical) to those sought in these and similar cases, and the same analysis must therefore apply to the Proposals.

Finally, the fact that the Proposals seek a report from the Board that will be reviewable by the Company's stockholders, as opposed to implementation of a specific policy or action, does not exempt the Proposals from application of Rule 14a-8(i)(7). The Commission has stated that a proposal requesting preparation and dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the company. See SEC Release No. 34-20091 (Aug. 16,

1983). The Staff has adhered to this view by allowing exclusion of proposals seeking reports on ordinary business matters. See, e.g., General Motors Corp., SEC No-Action Letter (Mar. 30, 2005); Wachovia Corporation, SEC No-Action Letter (Jan. 28, 2005); The Dow Chemical Company, SEC No-Action Letter (Feb. 23, 2005); Texas Instruments, Inc., SEC No-Action Letter (Jan. 28, 2005); American International Group, Inc., SEC No-Action Letter (Feb. 19, 2004); AT&T Corp., SEC No-Action Letter (Feb. 21, 2001).

III. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposals from its Proxy Materials.

By copy of this letter the Company is also concurrently notifying the Proponents of the Company's intention to omit the Proposals from the 2006 Proxy Materials and its reasons for deeming the omission proper. The Proponents are respectfully requested to copy the undersigned on any response that they may choose to make to the Staff.

We would greatly appreciate the Staff's response at its earliest convenience. Given the volume of proxy statements that the Company needs to prepare for mailing (in excess of 400,000 copies), the Company will need to know the complete contents of the 2006 Proxy Materials on or about February 7, 2006.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions or need any further information, please contact the undersigned at (212) 230-8805 or Scott Bell at (202) 663-6191.

Respectfully submitted,

Knute J. Salhus

Knute J. Salhus

Enclosures

cc: JoBeth G. Brown, Vice President and Secretary, Anheuser-Busch Companies, Inc.
Christus Health
Grand Rapid Dominicans
Congregation of the Sisters of Charity of the Incarnate Word
Missionary Oblates of Mary Immaculate

EXHIBIT A

Initial Proposal of Christus Health

CHRISTUS Health.

October 28, 2005

Patrick T. Stokes
President and Chief Executive Officer
Anheuser- Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

Dear Mr. Stokes:

As a religious-sponsored Health Care System, we seek to reflect our values in our investment decisions. We are concerned about the financial impact of the HIV/AIDs pandemic in Africa, Asia, and in other emerging markets on shareholder value.

Therefore, I am authorized to notify you of our intention to file, as primary filer, the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Anheuser-Busch. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact me if you believe that dialogue might be helpful. My telephone number is 713-683-2010.

Yours truly,

Donna M. Meyer, Ph.D.
System Director - Community Health

DMM:tlp

Enclosure

cc: Julie Wokaty, Dan Rosan, and Sr. Susan Mika

RECEIVED
OCT 31 2005
PRESIDENT & CEO'S OFFICE
ANHEUSER-BUSCH COS., INC.

2600 North Loop West | Houston | TX 77092
Tel 713 681.8877

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics
In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company
We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging
Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

We urge a vote FOR this resolution.

---

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[iii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005. http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

EXHIBIT B

Duplicate Proposal of the Grand Rapids Dominicans

Grand Rapids Dominicans

2025 E. Fulton Street · Grand Rapids, MI 49503-3895

Oct. 31, 2005

Patrick T. Stokes
President and Chief Executive Officer
Anheuser- Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

Dear Mr. Stokes:

The Dominican Sisters of Grand Rapids, seek to reflect our values in our investment decisions. We are concerned about the financial impact of the HIV/AIDs pandemic in Africa, Asia, and in other emerging markets on shareholder value.

Therefore, I am authorized to notify you of our intention to co- file with Community Health and other constituents of ICCR the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Anheuser-Busch. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Sincerely yours,

Sister Mary Brigid Clingman OP

Mary Brigid Clingman O.P.
Councilor of Mission and Advocacy

Cc: Donna M. Meyer, Ph.D. System Director - Community Health
Julie Wokaty, Dan Rosan ICCR
Sr. Susan Mika OSB, Benedictine Sisters: San Antoinio

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics
In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company
We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging
Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

We urge a vote FOR this resolution.

---

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[ii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005. http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

EXHIBIT C

Duplicate Proposal of the Sisters of Charity of the Incarnate Word

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

11/3

October 31, 2005

Patrick T. Stokes
President and Chief Executive Officer
Anheuser-Busch Companies, Inc
One Busch Place
St. Louis, MO 63118

Dear Mr. Stokes:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the financial impact of the HIV/AIDS panademic in Africa, Asia, and other emerging markets.

Therefore, I am authorized to notify you of our intention to submit the shareholder proposal with CHRISTUS Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange act of 1934. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be Dr. Donna Meyer, CHRISTUS Health if you believe that dialogue might be helpful. Her telephone number is (713) 683-2010, (713)680-4896 (fax).

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Anheuser-Busch Companies, Inc. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Sincerely,

[signature]

Sister Lillian Anne Healy, CCVI
Director of Corporate Responsibility

Enclosure

RECEIVED
NOV 03 2005
PRESIDENT & CEO'S OFFICE
ANHEUSER-BUSCH COS., INC

Cc: Dona Meyer, Ph.D. System Director- CHRISTUS Health
Dan Rosan ICCR

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics
In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company
We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging
Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

We urge a vote FOR this resolution.

---

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[iii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005. http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

EXHIBIT D

Duplicate Proposal of the Missionary Oblates of Mary Immaculate

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 3, 2005

Mr. Patrick T. Stokes
President and Chief Executive Officer
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

Dear Mr. Stokes:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 21,241 shares of Anheuser-Busch Companies, Inc. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

Since my confreres and I are concerned about the financial impact of the HIV/AIDS pandemic in Africa, Asia, and in other emerging markets on shareholder value, I write to inform you of our intention to co-file the enclosed stockholder resolution with Community Health for consideration and action by the stockholders at the annual meeting. Donna M. Meyer is the contact person for this resolution, and her telephone number is 713-683-2010.

I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn OMI

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

RECEIVED
NOV 07 2005
PRESIDENT & CEO'S OFFICE
ANHEUSER-BUSCH COS., INC.

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-483-0444 • Fax: 202-483-0708

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics
In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2005, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company
We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging
Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessements of our company's value.

We urge a vote FOR this resolution.

---

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[ii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005. http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

WILMER CUTLER PICKERING
HALE AND DORR LLP

RECEIVED
2006 JAN 12 PM 2:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 11, 2006

Knute J. Salhus

399 PARK AVENUE
NEW YORK, NY 10022
+1 212 230 8805
+1 212 230 8888 fax
knute.salhus@wilmerhale.com

By Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Anheuser-Busch Companies, Inc.—Withdrawal of Request for No-Action Letter Regarding Shareholder Proposals Submitted by Christus Health, the Grand Rapids Dominicans, the Congregation of the Sisters of Charity of the Incarnate Word and the Missionary Oblates of Mary Immaculate

Ladies and Gentlemen:

On behalf of Anheuser-Busch Companies, Inc., a Delaware corporation (the "Company"), we are filing this letter to withdraw our prior letter, dated December 1, 2005 (the "Request"), notifying the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude four identical stockholder proposals from the proxy materials for the Company's 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials") and requesting that the staff of the Division of Corporate Finance not recommend that the Commission take any enforcement action in connection with the proposed exclusion. The Request and its attachments are attached hereto as <u>Exhibit A</u>.

We hereby notify the Commission that all four proponents of the identical proposals, Christus Health, the Grand Rapids Dominicans, the Congregation of the Sisters of Charity of the Incarnate Word and the Missionary Oblates of Mary Immaculate (each a "Proponent, and, collectively, the "Proponents"), have voluntarily withdrawn the Proposals (as such term is defined in the Request), and the matters dealt with in the Request have accordingly been rendered moot. Accordingly, on behalf of the Company, we respectfully withdraw the Request. Copies of each Proponent's letter to the Company withdrawing its Proposal are attached hereto as <u>Exhibit B</u>.

As required by Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, a copy of this letter and its attachments is also being concurrently mailed to each of the Proponents to inform them of the Company's withdrawal of the Request.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions or need any further information, please contact the undersigned at (212) 230-3805 or Scott W. Bell at (202) 663-6191.

Respectfully submitted,

Knute J. Salhus

Enclosures

cc: JoBeth G. Brown, Vice President and Secretary, Anheuser-Busch Companies, Inc.
Christus Health
Grand Rapid Dominicans
Congregation of the Sisters of Charity of the Incarnate Word
Missionary Oblates of Mary Immaculate

EXHIBIT A

Copy of Request for No-Action Letter, dated December 1, 2005, and Attachments

WILMER CUTLER PICKERING
HALE AND DORR LLP

December 1, 2005

By Federal Express

Knute J. Salhus

399 PARK AVENUE
NEW YORK, NY 10022
+1 212 230 8805
+1 212 230 8888 fax
knute.salhus@wilmerhale.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Anheuser-Busch Companies, Inc.—Shareholder Proposals Submitted by Christus Health, the Grand Rapids Dominicans, the Congregation of the Sisters of Charity of the Incarnate Word and the Missionary Oblates of Mary Immaculate

Ladies and Gentlemen:

On behalf of Anheuser-Busch Companies, Inc., a Delaware corporation (the "Company"), we are filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude certain identical stockholder proposals from the proxy materials for the Company's 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials"). This letter constitutes the Company's statement of the reasons why it believes this omission to be proper. As required by Rule 14a-8(j), enclosed are six copies of this letter and its attachments.

The Company received a stockholder proposal and statements in support thereof (the "Initial Proposal") from Christus Health (the "Initial Proponent") in a letter dated October 28, 2005. A copy of the Initial Proposal is attached hereto as Exhibit A. Subsequently, the Company also received identical proposals and statements in support thereof (the "Duplicate Proposals" and, together with the Initial Proposal, the "Proposals") from the Grand Rapids Dominicans in a letter dated October 31, 2005, from the Congregation of the Sisters of Charity of the Incarnate Word in a letter dated October 31, 2005, and from the Missionary Oblates of Mary Immaculate in a letter dated November 3, 2005 (such parties collectively being the "Duplicate Proponents" and, together with the Initial Proponent, the "Proponents"). Copies of the Duplicate Proposals are attached hereto as Exhibits B, C and D.

The Company believes that the Proposals may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7), as they relate to the ordinary business operations of the Company. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposals from its 2006 Proxy Materials for the reasons set forth below.

I. The Proposals

Although copies of the Proposals are attached, for ease of reference, the proposed resolution included within the Proposals reads as follows:

> Shareholders request that our board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify impacts of these pandemics on the company.

The supporting statements accompanying the Proposals, which cite statistics describing the effects of these disease pandemics on the populations and economies of regions as diverse as Africa, Asia and Russia, among others, make clear that the intent of the Proponents is that the assessment and report sought by the Proposals be global in scope.

II. The Proposals relate to the conduct of the Company's ordinary business operations within the meaning of Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a registrant to exclude a proposal that deals with matters relating to the conduct of the registrant's "ordinary business." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." SEC Release No. 34-12999 (Nov. 22, 1976). The Commission has further stated in its Release accompanying the 1998 amendments to Rule 14a-8 that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." See SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release outlined two central considerations undergirding this policy for exclusion, and, as described below, the Company believes that the Proposals implicate both considerations and therefore should be excludable pursuant to Rule 14a-8(i)(7).

First, the Commission stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and such proposals may therefore be excluded. Several examples of such activities were provided, including management of the company's workforce, production decisions and retention of suppliers. The Company believes that the Proposals relate to such activities.

The Company's principal product is beer. The Company is the leading brewer of beer in the United States. It also operates and markets its products outside the United States, operates breweries in the United Kingdom and China, administers license and contract brewing arrangements with various foreign brewers, and negotiates and manages equity investments in foreign brewing partners. Through license agreements and similar arrangements, Company beers are brewed and sold by foreign brewers based in Canada, Japan, Korea, Ireland, Italy, Mexico, Chile and other countries. The Proposals specify Africa, Asia and other emerging markets as geographic areas of concern, and in this respect it is worth noting that the Company has no employees in Africa.

In making its operational and investment decisions, the Company's management regularly considers a wide variety of business and economic risks that may affect the Company's operations and the viability of the potential investment, including the quality and size of a local workforce, the volume and growth potential of a local market that will consume the Company's perishable products, and the capacity and stability of local distributors and suppliers that are integral to the Company's international operations. In addition, the Company's operations and results both internationally and in the United States are directly affected by the prices at which the Company purchases on global agricultural commodities markets the raw materials that are required to produce its beers and the prices at which the Company purchases on local and global markets its packaging requirements, and as a result the Company is perpetually obliged to plan for a variety of contingencies affecting its sources of supply. The effects of HIV/AIDS, tuberculosis and malaria may bear directly on all of these considerations and therefore are already taken into account, with a host of other complex factors, by the Company's management in making operational, investment, production and purchasing decisions in the ordinary course of business of the Company. For example, as noted above, the Proposals focus on Africa, Asia and other emerging markets as geographic areas of concern. While the Company has no employees in Africa, it does have employees in other emerging markets such as China and provides health coverage to its employees in those markets. The Company's health coverage in all locations around the world includes coverage for treatment of HIV/AIDS.

The second consideration cited by the Commission was "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission elaborated on this consideration, saying that there would more likely be a basis for excluding proposals that would be unduly onerous or intrusive with respect to a company's ordinary business operations, including those proposals involving "intricate detail" or seeking "to impose specific time-frames or methods for implementing complex policies." The Company believes that actions requested by the Proposals would constitute such an undue intrusion upon the Company's ordinary business operations.

The nature and structure of the Company's business—involving dozens of brands (some of which are marketed internationally and others of which are produced primarily for local consumption in many different markets), perishable agricultural inputs and products, and operational relationships with myriad licensees, suppliers, distributors and other partners, including hundreds of small businesses, in dozens of countries around the world—are extremely complex. As a result, the Company is forced to review constantly its operations to manage a broad spectrum of risks, none of which can readily be isolated from other factors. Although the Proposals seem to be based on the premise that the economic effects of HIV/AIDS, tuberculosis and malaria on the Company's business can be meaningfully considered in isolation, the complexity of the Company's international operations makes such individual consideration inherently problematic, if not impossible. Consequently, stockholder review of these economic effects almost inevitably will involve stockholders in scrutinizing a variety of daily decisions made by the Company in managing its international operations. The Company's stockholders, being as a group less familiar with the other considerations that must bear on the Company's decision making than is the Company's management, are not in a position to be able either to place the risks highlighted by the Proposals in appropriate perspective or to make an informed decision about their effects on the Company. As such, the intrusiveness of the actions contemplated by the Proposals with respect to the day-to-day deliberative processes of the Company's management far outweighs any theoretical benefit that might be gained from stockholder oversight as to a single factor in Company decision making.

The Company's view of the Proposals is consistent with previous guidance provided by the Staff on similar proposals and in Staff Legal Bulletin No. 14C (June 28, 2005). For example, in American International Group, Inc. ("AIG"), SEC No-Action Letter (Feb. 19, 2004), the Staff agreed that there was some basis for AIG's view that a proposal substantially similar to the Proposal was excludable because the proposal focused on the registrant's evaluation of risks in overseas markets, which was a fundamental function of management. Similarly, in Texas Instruments, Inc. ("TI"), SEC No-Action Letter (Jan. 28, 2005), the Staff found that there was some basis for excluding a proposal identical to the Proposals as "relating to Texas Instruments' ordinary business operations (i.e., evaluation of risks)." The Staff has similarly permitted exclusion in cases involving analogous proposals relating to various subjects on the grounds that the proposals entailed an assessment by management of benefits and risks. See, e.g., The Dow Chemical Company, SEC No-Action Letter (Feb. 23, 2005) (allowing exclusion of proposal requiring report on environmental problems); Wachovia Corporation, SEC No-Action Letter (Jan. 28, 2005) (allowing exclusion of proposal requiring report on effects of global warming on the registrant's business); Xcel Energy, Inc., SEC No-Action Letter (April 1, 2003) (allowing exclusion of proposal requiring report assessing effects of registrant's emissions of pollutants). The Proposals seek an evaluation of risks by the Company that is analogous (in the case of AIG, substantially similar, and, in the case of TI, identical) to those sought in these and similar cases, and the same analysis must therefore apply to the Proposals.

Finally, the fact that the Proposals seek a report from the Board that will be reviewable by the Company's stockholders, as opposed to implementation of a specific policy or action, does not exempt the Proposals from application of Rule 14a-8(i)(7). The Commission has stated that a proposal requesting preparation and dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the company. See SEC Release No. 34-20091 (Aug. 16,

1983). The Staff has adhered to this view by allowing exclusion of proposals seeking reports on ordinary business matters. See, e.g., General Motors Corp., SEC No-Action Letter (Mar. 30, 2005); Wachovia Corporation, SEC No-Action Letter (Jan. 28, 2005); The Dow Chemical Company, SEC No-Action Letter (Feb. 23, 2005); Texas Instruments, Inc., SEC No-Action Letter (Jan. 28, 2005); American International Group, Inc., SEC No-Action Letter (Feb. 19, 2004); AT&T Corp., SEC No-Action Letter (Feb. 21, 2001).

III. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposals from its Proxy Materials.

By copy of this letter the Company is also concurrently notifying the Proponents of the Company's intention to omit the Proposals from the 2006 Proxy Materials and its reasons for deeming the omission proper. The Proponents are respectfully requested to copy the undersigned on any response that they may choose to make to the Staff.

We would greatly appreciate the Staff's response at its earliest convenience. Given the volume of proxy statements that the Company needs to prepare for mailing (in excess of 400,000 copies), the Company will need to know the complete contents of the 2006 Proxy Materials on or about February 7, 2006.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions or need any further information, please contact the undersigned at (212) 230-8805 or Scott Bell at (202) 663-6191.

Respectfully submitted,

Knute J. Salhus

Knute J. Salhus

Enclosures

cc: JoBeth G. Brown, Vice President and Secretary, Anheuser-Busch Companies, Inc.
Christus Health
Grand Rapid Dominicans
Congregation of the Sisters of Charity of the Incarnate Word
Missionary Oblates of Mary Immaculate

EXHIBIT A

Initial Proposal of Christus Health

CHRISTUS Health.

October 28, 2005

Patrick T. Stokes
President and Chief Executive Officer
Anheuser- Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

Dear Mr. Stokes:

As a religious-sponsored Health Care System, we seek to reflect our values in our investment decisions. We are concerned about the financial impact of the HIV/AIDs pandemic in Africa, Asia, and in other emerging markets on shareholder value.

Therefore, I am authorized to notify you of our intention to file, as primary filer, the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Anheuser-Busch. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact me if you believe that dialogue might be helpful. My telephone number is 713-683-2010.

Yours truly,

Donna Meyer

Donna M. Meyer, Ph.D.
System Director - Community Health

DMM:tlp

Enclosure

cc: Julie Wokaty, Dan Rosan, and Sr. Susan Mika

RECEIVED
OCT 3 1 2005
PRESIDENT & CEO'S OFFICE
ANHEUSER-BUSCH COS., INC.

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics
In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company
We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging
Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

We urge a vote FOR this resolution.

---

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[iii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005. http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

EXHIBIT B

Duplicate Proposal of the Grand Rapids Dominicans

Grand Rapids Dominicans

2025 E. Fulton Street · Grand Rapids, MI 49503-3895

Oct. 31, 2005

Patrick T. Stokes
President and Chief Executive Officer
Anheuser- Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

Dear Mr. Stokes:

The Dominican Sisters of Grand Rapids, seek to reflect our values in our investment decisions. We are concerned about the financial impact of the HIV/AIDs pandemic in Africa, Asia, and in other emerging markets on shareholder value.

Therefore, I am authorized to notify you of our intention to co- file with Community Health and other constituents of ICCR the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Anheuser-Busch. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Sincerely yours,

Sister Mary Brigid Clingman OP

Mary Brigid Clingman O.P.
Councilor of Mission and Advocacy

Cc: Donna M. Meyer, Ph.D. System Director - Community Health
Julie Wokaty, Dan Rosan ICCR
Sr. Susan Mika OSB, Benedictine Sisters: San Antoinio

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics
In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company
We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging
Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

We urge a vote FOR this resolution.

---

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[ii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005. http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

EXHIBIT C

Duplicate Proposal of the Sisters of Charity of the Incarnate Word

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

11/3 faxed to ...

October 31, 2005

Patrick T. Stokes
President and Chief Executive Officer
Anheuser-Busch Companies, Inc
One Busch Place
St. Louis, MO 63118

Dear Mr. Stokes:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the financial impact of the HIV/AIDS panademic in Africa, Asia, and other emerging markets.

Therefore, I am authorized to notify you of our intention to submit the shareholder proposal with CHRISTUS Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange act of 1934. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be Dr. Donna Meyer, CHRISTUS Health if you believe that dialogue might be helpful. Her telephone number is (713) 683-2010, (713)680-4896 (fax).

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Anheuser-Busch Companies, Inc. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Sincerely,

Lillian A. Healy

Sister Lillian Anne Healy, CCVI
Director of Corporate Responsibility

Enclosure

RECEIVED
NOV 03 2005
PRESIDENT & CEO'S OFFICE
ANHEUSER-BUSCH COS., INC

Cc: Dona Meyer, Ph.D. System Director- CHRISTUS Health
Dan Rosan ICCR

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics
In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company
We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging
Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

EXHIBIT D

Duplicate Proposal of the Missionary Oblates of Mary Immaculate

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 3, 2005

Mr. Patrick T. Stokes
President and Chief Executive Officer
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

Dear Mr. Stokes:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 21,241 shares of Anheuser-Busch Companies, Inc. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

Since my confreres and I are concerned about the financial impact of the HIV/AIDS pandemic in Africa, Asia, and in other emerging markets on shareholder value, I write to inform you of our intention to co-file the enclosed stockholder resolution with Community Health for consideration and action by the stockholders at the annual meeting. Donna M. Meyer is the contact person for this resolution, and her telephone number is 713-683-2010.

I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

RECEIVED
NOV 0 7 2005
PRESIDENT & CEO'S OFFICE
ANHEUSER-BUSCH COS., INC.

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-483-0444 • Fax: 202-483-0708

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics
In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company
We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging
Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

We urge a vote FOR this resolution.

---

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[iii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005. http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

EXHIBIT B

Letters from Proponents Withdrawing the Proposals

CHRISTUS Health

January 3, 2006

JoBeth G. Brown
Vice President & Secretary
Anheuser- Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

Dear Ms. Brown,

Thank you for returning my call about the resolution CHRISTUS Health filed with Anheuser-Busch Companies, Inc regarding the economic impacts of the HIV/AIDS, tuberculosis and malaria pandemics in the emerging markets in which our company operates.

As we discussed, CHRISTUS Health will withdraw this resolution and request the co-filers to do the same. This letter officially notifies you of our intent to withdraw.

I am pleased to learn from you that our company has offered some educational programs about HIV/AIDS for its employees. As we also agreed, we will send you some information and policies developed by other companies that address what we are concerned may become a rapidly growing issue in the Asian markets.

Again, thank you for calling; hopefully we will have opportunities to discuss this issue further in the future.

Yours truly,

Donna Meyer

Donna M. Meyer, Ph.D.
System Director - Community Health

cc: U.S. Securities and Exchange Commission
Sr. Lillian Anne Healy, CCVI, Sisters of Charity of the Incarnate Word
Reverend Seamus Finn, Missionary Oblates of Mary Immaculate
Dan Rosan, ICCR Program Director

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

Grand Rapids Dominicans
2025 E. Fulton Street · Grand Rapids, MI 49503-3895

January 6, 2006

Patrick T. Stokes
President and Chief Executive Officer
Anheuser- Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

Dear Mr. Stokes:

ATTENTION: JoBeth Brown

The purpose of this letter is to withdraw the shareholder proposal regarding the economic impacts of the HIV/AIDS, tuberculosis and malaria pandemics in the emerging markets in which our company operates, filed by the Dominican Sisters of Grand Rapids on October 31st, 2005

Along with other proponents of this proposal, I am hopeful that Anheuser-Busch Company will consider this an important issue and focus attention on it especially in the Asian markets in which it operates.

Sincerely yours,

Mary Brigid Clingman OP

Mary Brigid Clingman O.P.
Councilor of Mission and Advocacy

Cc: Donna M. Meyer, Ph.D. System Director - Community Health
Julie Wokaty, Dan Rosan ICCR
Sr. Susan Mika OSB, Benedictine Sisters: San Antoinio

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

January 4, 2006

JoBeth G. Brown
Vice- President & Secretary
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

VIA EMAIL

Dear Ms. Brown,

The Congregation of the Sisters of Charity of the Incarnate Word, Houston wishes to withdraw the shareholder resolution regarding the economic impacts of the HIV/AIDS, tuberculosis and malaria pandemics in the emerging markets submitted to Anheuser-Busch Companies, Inc. for the 2006 annual meeting, and hereby, notify the corporation of this decision.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporation Responsibility

jc

cc: Donna M. Meyer, Ph.D., CHRISTUS Health
Dan Rosan, ICCR Program Director

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

January 3, 2006

JoBeth G. Brown
Vice President and Secretary
Anheuser Busch Companies, Inc.
One Busch Place
St. Louis, MO 63118

Dear Ms. Brown,

The purpose of this letter is to withdraw the shareholder proposal regarding the economic impacts of the HIV/AIDS, tuberculosis and malaria pandemics in the emerging markets in which our company operates, filed by Dr. Donna Meyer on behalf of CHRISTUS Health. I sent a letter as a co-filer of this resolution on November 3, 2005

Along with other proponents of this proposal, I am hopeful that Anheuser-Busch Company will consider this an important issue and focus attention on it especially in the Asian markets in which it operates.

Sincerely,

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate